McCormick Capital Management, Inc.



September 29, 2009					[GRPHIC OMITTED]

A Note of Caution

Dear Shareholders,

As investors, we continually struggle with what may happen over the next several months versus our longer term outlook. I believe we are at or near an inflection point where over the next few months, the stock market will find it difficult to continue its upward advance. Short-term, the stock market has had a nice bounce off the bottom. In fact, it has been so good that we would not be surprised to experience a market that goes nowhere between now and year end while the improving economy has time to catch up.

Last month I reported to you that our stock Growth & Income Fund was up over 50% for 2009. It is now up over 60% for the first nine months of the year. This compares with the S&P 500 index - up 19.6%. Because we have experienced a significant increase and because we believe the stock market "needs to rest," we have increased our cash within the Fund and positioned our portfolio to be more conservative. If the market were to decline, we are in a great position to capitalize on any opportunities presented to us.

Interest Rates/ Income Fund

The Income Fund continues to grind out performance one penny at a time. Corporate bonds are also improving in price as the news of the improving economy spreads. The Elite Income Fund is now up 15% while the Lipper Index of intermediate bond funds is up 12.7%.

Transferring IRA Accounts

We have had a number of clients transfer old IRA accounts or 401k plans from past employers to their existing Elite IRA accounts. If you have such accounts and want to consolidate them into your Elite accounts, please let us help -
(206) 624-5863.

In a few days you will receive your third quarter statements. As always, if you have questions, please call. My next letter to you will not be until mid-November which will be accompanied by our Annual Report. Thanks again for your patronage; we appreciate each and every one of you.






Warm Regards,					NAV Value as of 09/30/09:

/s/ Dick McCormick				Elite Income Fund - $10.33
						Growth & Income Fund - $14.37
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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